Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on July 8, 2026:

The following transcript was made available for an interview by Asheesh Birla with Roger Bayston on July 8, 2026:

Asheesh Birla

I'm Asheesh Birla the CEO of Evernorth an XRP Digital Asset Treasury.  And today we have Roger Bayston. And Roger has been a long-time digital asset specialist. He's actually the EVP and head of digital assets at Franklin Templeton. Roger, welcome to the pod and tell us a little bit about yourself and I'm curious about your story. Like how did you get involved in digital assets so early?

Roger Bayston

Wow, you're going back to the origins, huh? Yeah, first of all, really great to be with you. Thanks for inviting me to participate and Franklin Templeton to kind of share our big-picture thoughts about how the ecosystem is developing. We were just paying attention. I was paying attention. I made a strategic decision a long time ago to hire people who are much technically smarter than me. Obviously from this appearance, there's been a lot of years of wisdom across the capital markets and the asset management field specifically, but I was just paying attention to the words distributed ledger technology. And having been in kind of the financial markets, capital markets, asset management for decades, really, I knew just how many ledgers, records, record keeping things that we did inside of all this. And so, I was encouraging my friends to be more attentive to this and one of those friends is Jennifer Johnson, who's a CEO, currently CEO of Franklin Templeton. And she just created a nice palette in front of clean slate and said, “What do you want to do?”  Let’s start doing something just to be able to make sure that we're going to be positioned for whatever disruption was happening, either to our legacy business or creating new opportunities for us.

Asheesh Birla

I think you put it into words, but I don't think folks realize how hard it is to be the one sort of going against the grain moving into digital assets in a large institution, right? So, I take it that took a lot of courage and foresight on your part. So, congrats on that.

Roger Bayston

Thanks. Well, you have to hear the word “no” a lot. Let's just say that, right? And you have to be kind of persistent, if you have a vision, like lots of things in life, lots of early responses to change are always no. But with the proper vision, persistence, and quite frankly, leadership and mentorship, it’s a journey well worth taking.

Asheesh Birla

Well, here we are. By the way, you've been in the space for a long time and advocating for digital assets before they were popular. And today, we're sitting at roughly two hundred billion in digital tokenized real-world assets on blockchains, which is, I think, staggering, but still small compared to where we're potentially heading.

So, in Citi’s tokenization 2030 report that came out in early June, they’re projecting 5.5 trillion in tokenized securities on the blockchain. And I’m curious from your perspective Roger, is that overshooting where we’re going to be in 2030 or is that undershooting, where do you think we’ll be by 2030 in terms of the adoption here?

Roger Bayston:

Well, regulatory considerations aside, feels like that could be underestimating to be honest with you. If you look at the size of the capital markets in general, that would be a relatively small amount of market share of the public markets in general. I think the trend we are seeing is a dramatic retooling of the underlying piping of all these ecosystems because it, quite frankly, feels like a better operating system.

And this was kind of our unpacking our aha moments. When you think about how much the legacy infrastructure time is spent reconciling those ledgers, those databases, those record keeping systems between actors. Ninety-nine-point-five percent of the records could be the same on both parties, but reconciling that last point five takes hours, days even.  And when you end up having the kind of record keeping system where everybody knows the record set at the same time, you end up shrinking a lot of that. So, it feels like a better ecosystem that technology is just on impact given where you've arrived. And so, the transformation of that underlying -  but it's gonna be disruptive to any intermediary or actors who are making money being an intermediary actor inside that and so that's where the kind of the regulatory framework - and as always, just because you can do something doesn't mean necessarily that you should do something. So, all these things will unpack. But that estimate of five trillion feels like, given the trends that we see, it could be on the low side.

Asheesh Birla

Yeah, I agree with that. And I remember that silly McKinsey report from the nineteen eighties saying that, hey, they believe that the market for mobile phones is capped at nine hundred thousand and by two thousand ten there was a hundred million. So yeah, I think folks tend to overestimate how long it's going to take. It's going to take a long time and it has and digital assets have been over ten years, but they underestimate the actual impact. So, I agree with you. Folks aren't thinking about all the new products that can be created once things are tokenized and on chain.

Roger Bayston

Yeah, I love that point, by the way. Because our experience at Franklin Templeton with our tokenized money fund projects, which we call Benji, that's become a kind of a brand within the ecosystem. I’m not sure if there’s anything more boring on planet Earth than a U.S. government money fund, but the idea that it works on these new rails and we’ve been able to unpack and create feature sets, you and I can transfer Benji back-and-forth literally as fast as you could record it on blockchain, which is in fractions of a second. And then we can pay you interest based on the number of hours and minutes or seconds that you have held that during the day, all of a sudden, it creates - this super boring thing, has an opportunity to kind of be woven into other addressable markets, other use cases that previously money funds hadn’t existed. So, there’s this idea that if you move into this new environment, that you’re going to be unpacking new things to do. And  likely even unpacking, kind of, new assets, is a really exciting opportunity, quite frankly, for those of us in asset management who are always looking to expand opportunity sets or creating new functionality or features, or utilities for customers.

Asheesh Birla

That that's such a good use case. I love that use case that you mentioned there because it really goes into when you digitize things and you make them programmable, you sort of shatter the legacy systems that occurred in the past, right? That held us back in the past. And it is almost like, remember when the internet was coming out, there everyone's like, I can read the news online. But what Twitter did was made news real time and anyone can be a reporter, right? So, it wasn't necessarily the newspapers that were the exciting thing. It was this real time access and what they could do in mixing up news like they did on Twitter and Reddit and so forth.

Roger Bayston

I love that you bring up the word the internet because for many, many years as kind of head of digital assets at Franklin Templeton, I used the joke that it's kind of like being head of the internet department at an organization many, many years ago. Thinks how silly that is. I mean we move beyond that ourselves at Franklin Templeton, but it's got to start somewhere, right?

Asheesh Birla

Yeah, absolutely. And speaking of starting somewhere, hey, I see these tokenization charts and companies pitching how fast this is growing and that's the destination, which is exciting. Even the Citi report of five trillion. You mentioned Benji money market fund as being one early start that gets traction. And we've seen what gold has done over the last few weeks and tokenized US dollar. What do you think are some other tokenized assets that are low hanging fruit to move their way to the blockchain? People have said property, but property is very complex and you need titles and all that. There's got to be lower hanging fruit. I'm just curious to hear from your perspective in terms of that next tokenized asset that really gains traction online on blockchains. What do you think those properties or those kinds of assets are?

Roger Bayston

Well, when you look back and, many years ago now, as you pointed out, we started on this journey and there's a lot of different prognostications about what tokenization could do, its application into different asset types. But as you try to start problem solving and you begin to kind of commercialize things. Number one, we've learned tokenization is a really interesting word, but from our perspective, because we've operated in the securities markets for so long, 85 years we've operated in the securities markets, and  when you operate in those securities markets there's lots of different rule sets and there's things that you do when you have permission to issue securities, and that's called transfer agency activities. And so in a very simplistic form, when you're involved in tokenization and the securities business, you're really upgrading these transfer agency activities to include a new type of technology, this distributed ledger technology but still sits inside of your transfer agency kind of activities. That's kind of a learning that we've had, number one. But the other learning that you have is you're never going to get away from the primary activity that takes holder A, who wants to maybe, move that asset to holder B, and that's dealing with kind of the underlying market making activities.

Asheesh Birla

Yes.

Roger Bayston

There has to be markets made and market makers want to make markets on fungible assets, not idiosyncratic risk. Right? That's how they can apply their limited capital, leverage themselves and be able to supply liquidity to make all these things possible and happen. So, I think if you're starting to think about what can happen next, and we're already starting to see this, quite frankly, with the various tokenized stock programs that have been announced and continue to be announced, quite frankly, weekly. Especially by those more cryptocurrency native exchanges who haven't had the TradFi experience for their customers and clients, and yet kind of crypto has kind of been fairly stable in valuation over the past eight, nine months, while TradFi has done this. It's gone up a lot. And so, they're like, hey, how do we begin to journey that? But it's really fungible assets and how it passes through the primary part of the ecosystem is the market making is kind of where you're going to see things come forward. I think that's one prediction I would say. And so publicly traded stocks, whether they're in a kind of derivative form sitting inside of an SPV that gets tokenized, that's probably going to proliferate a lot here in the near term. But the other thing that you want to sit back and begin to think about is other financial institutions like banks beginning to use blockchain not because they're trying to create fungible assets, but because they're trying to dramatically improve their collateral management process. And if they actually take out a lot of friction and cost by using again a better record keeping system. I'm talking in a lot of generalities here, mind you. But if they can do that, then maybe banks can actually become more efficient at doing more lending. I think about the twenty-five, almost thirty years ago, the syndicated bank loan market. That's a huge market now. Banks used to make loans and they're like, well, I'm going to have to balance sheet all of this loan. And then they learned through technology, we can syndicate these loans, and we can be the issuer and originator, and we can still hold some economic interest in it, and we can help process the payments, but we don't have to hold all of this risk on our balance sheet. I think things like blockchain are going to allow them to apply that to other verticals within the banks that allow them to be able to originate service, again, maintain some economic interest in it, but ultimately take those off their balance sheets and put them out into the ecosystem and the private credit markets in a substantial way. And so, these are all big trends that I see on tokenization.  Some of them are going to take a little bit of time to play out, but as we pointed out that five trillion. If you think about the markets I'm speaking about right now that I just spoke about, that's a pretty, pretty ginormous amount of activity.

Asheesh Birla

Yeah, your point about collateral efficiency. I mean you mentioned the institutions, but even for retail users, we all have a lot of assets that we probably are underutilizing and in removing some of this friction could enable us to more efficiently use our assets, sometimes using them as collateral for things and so forth. So yeah, I totally agree with you. That's a great point. And not enough folks are making the point that you're making, Roger, around liquidity and market making. You can't move something to the blockchain, and it'd be more expensive because there's not enough liquidity and one of the deepest liquidity markets out there are around equities. So, I like that point.

Roger Bayston

Yeah, and that goes back to my point. You can do something, but should you do it? You can tokenize a bunch of idiosyncratic assets because it's going to be held in a ledger somewhere, record keeping, but it doesn't necessarily mean it's going to be moving or it feeds into what is the ecosystem as it currently stands, with market makers serving that vital function between those parties.

Asheesh Birla

No, absolutely.

Roger Bayston

And you talk about collateral. I think what institutions don't understand, that individuals have figured out on this, is DeFi, by and large. Right. And that I think is the big unlock that isn't really well understood by institutions. You and I might have assets that if it's sitting in a distributed ledger technology ecosystem that people can point to that have those assets, that they're really there. They're locked in a situation, you might be able to use those more efficiently to do something. Today, most people, if they're employing leverage, it's about mortgage leverage by and large. It's about a single asset that they own as opposed to a whole bunch of other assets that they might own. And so, I think this is going to be the aha moments for financial institutions in general about this idea that, yes, there's more things that can be used as collateral and be considered as collateral. And even thinking about cross-generational collateral. There's just a whole bunch of unpacks that can that can happen inside us, but it's that DeFi activity that individuals have figured out to be able to become more efficient, be more capital proficient and how they're managing their own assets that I think a lot of institutions are like, well, only institutions should be allowed to leverage in some way, shape or form through a prime brokerage or the like. But this is a big unlock that I think more institutions are going to be beginning to understand.

Asheesh Birla

And on that point, because I think it's a great one, is that okay, like I would say a small number of users have figured out that like, hey, this DeFi thing is super useful. I think that market is now maturing for retail users, but it hasn't broken out mainstream. And I don't know many institutions that are using DeFi. What is blocking it? And the other stat is that DeFi has pretty much stagnated, it's about 300 billions in tokenized value and sort of, four or five years ago, it's maybe like a tad higher today. But what is it? What's prohibiting institutions from adopting and leveraging DeFi? Is the depth of liquidity? Is the security? Is it regulation? What is stopping big institutions from dipping their toes into the DeFi realm?

Roger Bayston

Well, it probably boils down to counterparty risk. They don't know who the counterparties are on the other side. and there's a well vetted and institutionalized counterparty risk assessment by institutions. And if they don't know who they're facing on the other side, then it's going to be more challenging. I think the more things they get tokenized, so to speak, then the more you’re going to see some of this stuff unfolding and unpacking. But I sleep pretty well at night by and large, but the other thing when you're talking about collateral and you're talking about DeFi and you're talking about leverage, the one thing that we all have to be mindful of is we have not had a full-blown credit cycle operate across the global economy since the global financial crisis. And a lot of this infrastructure has grown up post global financial crisis. And I think there could be one of two outcomes either way, there’s a lot more connectivity. One of those words that were used in the global financial crisis was contagion. Well, it's like, I mean, blockchain and networking ecosystems means everything is more networked together, but it also means that you're going to be able to put in place more gates and more collateral processes through automation and smart contract, where you don't just have a human on the other side saying, should I press this button to send collateral one place or another? But it's going to be a little bit more automated and in that case, you could probably build in more protections during the process. But this is all unfolded in front of us. I'm just pointing out that -

Asheesh Birla

That's a good point. I really, really like where you're going there because listen, I think that the first iteration of moving things on chain use the old risk monitoring systems. And I think what you're talking about is, if you have an automated and programmable interface, you could actually have a real time risk monitoring system to go with it with the stop valves and escape valves that you need to manage this in real time. You can price risk up and down in real time, which is very different than I think how things are done today, which is either at close of market or at some like regular weekly cadence. I think that's a fabulous point.

Roger Bayston

Yeah. Yea, just like Benji's offering that intraday yield, you could be marking these things with more frequency than just twenty-four hours. This is a new and better ecosystem. And I think it's incumbent on the kind of the industry to not just speak about unlocking the permissions about being able to use blockchain. I mean, this is the unlock of blockchains that could be upgraded to the system to protect the system by and large. I don't think enough is spoken about that in regulatory circles. It's about, we should be able to do permissionless stuff. But it's like once you do permissionless stuff, if you build the right gatekeeping processes alongside it to help the regulators, so you're just not exposing the system to a whole bunch of risk that shouldn't be taken, quite frankly.

Asheesh Birla

Yeah. My thought on it is that there are going to be a lot of players in this this market as we move on to blockchain. But I think a couple of points that you made I really agree with. I think that the folks that really understand how to provision liquidity around these new assets, and secondly the ones that really know how to price real time risk are potentially going to be winners. And so, I like where you're headed there. I wanted to shift gears just really quickly, you guys are very publicly being innovative in this space and again a large part of all the good work that you're doing Roger. I'm curious like a lot of chains are coming to you and they're like hey we want Franklin Templeton to issue Benji or whatever on their chain. How do you evaluate the right chain and specifically where does XRP fit into that and what are you excited about with regards to XRP and institutional adoption and also the chains that come to you, which I'm sure are coming to you weekly at this point.

Roger Bayston

Well, yeah, because there's a lot of new chains too. And I think one of the things that we're another trend that you see  globally is that very large institutions, kind of whales that are sitting out there in the global economy, are finding they're understanding this ecosystem a little bit more and they're trying to migrate people to using chains or side chains  that they have decided to kind of adopt. And so you do see a proliferation of that. And well, I mean you from Franklin Temples' perspective, we're gonna go where the customers are, quite frankly, right? You're always listening to your customers. And XRP and the community around XRP is pretty aggressive at growing and iterating or these purposes. These trillions of dollars purposes that that we've been speaking about before. And so, we have a lot of enthusiasm about working with the team specifically. When our journey started with the global regulators, and we touch a lot of different global regulators, we did create a kind of a selection criteria that kind of I hesitate to use the word protocol, but it does become kind of a standard when you're the first one through the door and you're “learning up” these regulators, quite frankly, toward not that you're trying to be a decentralized, permissionless issuer of an asset, but you're actually, you're in a securities business and you're permissioned and you're just trying to use these rails as your underlying database operating system by and large. And so, there's a number of things that we kind of punched through there with the regulators to put that template in place. But we think that XRP is well past the journey of even new chains toward that end. And I think quite frankly, one of the things that we like the most as the technology at XRP continues to iterate, is just the leadership. When I go into meetings with XRP and Ripple, I'm looking at, quite frankly, I'm like looking in the mirror at people that have decades of experience in developing these things as opposed to just we want to move fast and break shit and move forward. And so, it's wisdom of applying these things that's super important. It's not always just the technology, it's the leadership that's implementing the technology, quite frankly, toward broad purposes that's going to determine the success of the project.

Asheesh Birla

Yeah, I mean from the founder of Ripple and all throughout, it was very clear that we are going to be builders, not destroyers. And that means working with the institutions and that was thirteen years ago. And look at now, I think that a hundred percent feels like the right call today. So well anyways, one last question. You've been so gracious with your time. Five years out, twenty thirty-one, you and I are still building in this space, who in the asset management space doesn't exist today?  And who looks completely different? Who are the winners and losers from the traditional side? Curious to get your thoughts there.

Roger Bayston

Wow, what a question. I don't want to have a whole bunch of negative responses from people.

Asheesh Birla

You can give me themes if you don't want to give me names, but -

Roger Bayston

Well, look, I will give you this theme, and this is what anchored me, quite frankly, eight to ten years ago. And this was the idea that blockchain of these technologies will expand the opportunity sets for investors. And whenever you're expanding the opportunity sets, now you're not just dealing with a more limited number of solutions for customers and clients. In very simplistic terms you're maybe raising the efficient frontier. If you go back to your finance classes and if you put assets A and B together, what's the optimal mix? It's the one that has the best risk-adjusted expected returns, and it's that's some tangent on some line that exists. Well, how about we propose that we don't literally live in a two-dimensional world? And so, we're not just dealing with risk and return, but we're dealing with other features that people want, impact, for example. What if you want your investments specifically to have impact and we begin to measure impact. And there's another vertice that we're dealing with. There's actually a plane and we're optimizing on that plane as opposed to a tangent to a line. And this has been the thing that I think is going to unlock a lot of different leaders of asset management to be like, aha moment, like, it's not just stocks and bonds. It is equity and credit and a whole bunch of other types of assets that are that become customized, and they make people's financial portfolio really personalized and it creates a sticky experience when you can do that for customers and clients. If I can rope into other things that you have real passions and interests in that are part of what you would think of your assets and help you in that construct, then you're a client for life, quite frankly, if we do that. And so that's I think the big unlock. It is about there being an expanded array of assets that create more sticky customer experiences for the long term that really benefit the customers and clients. I think this is the promise not just of blockchain, but also of AI technologies coming forward. I think these two things interoperate, quite frankly, really well together to totally remake. And quite frankly, the ones who are still going to be around and leading are the ones that are plowing these fields now doing things. I mean, Benji, we've been down the Benji path for a period of time. And quite frankly, we've made some missteps here, but success is only built on a whole bunch of series of failures you have to start now. And if you have to start and figure it out. And those are the unlocks that we're experiencing. And I think this is how other asset managers and wealth platforms are going to begin to think about this stuff. And that's why the adoption rates are going to be so aggressively high.

Asheesh Birla

Well, I like how you put it that like you're thinking about it from a product lens. Like there are going to be new products that can be created that we couldn't even create in the traditional world and those that actually offer those to customers that solve a problem are going to be winners. Thank you so much. I mean it is such a treat to have someone that understands both the traditional world and this new world that we're headed towards, which by the way is a lot about tokenizing real world assets and traditional assets that we see  in in traditional markets but on the blockchain for more efficiency and as you put it products we haven't even dreamt up. So, thanks again for joining us, Roger, and thanks for all the success that you've had in your career at Franklin Temple.

Roger Bayston

Thanks for that. I look forward to chatting again sometime.

Asheesh Birla

Absolutely.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.